UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 24, 2021

Landcadia Holdings III, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39609	85-2096734
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1510 West Loop South Houston, Texas	77027
(Address of principal executive offices)	(Zip Code)

(713) 850-1010

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	LCYAU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	LCY	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	LCYAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

On January 24, 2021, Landcadia Holdings III, Inc., a Delaware corporation (“Landcadia”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Landcadia, Helios Sun Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Landcadia (“Merger Sub”), HMAN Group Holdings Inc., a Delaware corporation (“Hillman Holdco”, and, together with its direct and indirect subsidiaries, collectively, “Hillman”) and CCMP Sellers’ Representative, LLC, a Delaware limited liability company in its capacity as the Stockholder Representative thereunder (the “Stockholder Representative”).

Consideration

In accordance with the terms and subject to the conditions of the Merger Agreement, Landcadia has agreed to pay aggregate consideration in the form of New Hillman (as defined below) common stock (the “Aggregate Consideration”) equal to a value of approximately (i) $911,300,000 plus (ii) $28,280,000, such amount being the value of 2,828,000 shares of Class B common stock valued at $10.00 per share that our sponsors, TJF, LLC (“TJF Sponsor”) and Jefferies Financial Group Inc. (“JFG Sponsor” and, together with TJF Sponsor, the “Sponsors”), have agreed to forfeit at Closing pursuant to the terms of the A&R Letter Agreement (as defined below).

The Merger

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other agreements and transactions contemplated by the Merger Agreement, the “Business Combination”):

(i)	at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), in accordance with the Delaware General Corporation Law, as amended, Merger Sub will merge with and into Hillman Holdco with Hillman Holdco surviving the merger as a wholly-owned subsidiary of Landcadia (the “Merger”);
(ii)	upon the effective time of the Merger (the “Effective Time”), Landcadia will immediately be renamed “Hillman Solutions Corp.” (“New Hillman”); and
(iii)	as a result of the Merger, among other things, all outstanding shares of capital stock of Hillman Holdco will be cancelled in exchange for the right to receive a certain number of shares of New Hillman common stock valued at $10.00 per share equal to (A) (i) the Aggregate Consideration plus (ii) the value that would be received by Hillman Holdco upon the exercise of all outstanding Hillman Holdco options as of immediately prior to the Closing, divided by (B) (i) the total number of shares of Hillman Holdco common stock outstanding as of immediately prior to the Closing plus (ii) the number of shares of Hillman Holdco common stock underlying all then outstanding Hillman Holdco options and shares of Hillman Holdco restricted stock.

The board of directors of Landcadia (the “Board”) has unanimously (i) approved and declared advisable the Merger Agreement, the Business Combination and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related matters by the stockholders of Landcadia. The board of directors of Hillman Holdco has also unanimously (i) approved and declared advisable the Merger Agreement, the Business Combination and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related matters by the stockholders of Hillman Holdco.

Conditions to Closing

The obligation of Landcadia and Hillman Holdco to consummate the Business Combination pursuant to the Merger Agreement is subject to the satisfaction or waiver of certain closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the respective stockholders of Landcadia and Hillman Holdco, (ii) effectiveness of the proxy / registration statement on Form S-4 to be filed by Landcadia in connection with the Business Combination, (iii) the aggregate cash proceeds from Landcadia’s trust account, together with proceeds of the PIPE Investment (as defined below), equaling no less than $639,000,000, after giving effect to all redemptions of public shares, the payment of transaction expenses and any other Landcadia liabilities, (iv) aggregate indebtedness net of cash and cash equivalents of New Hillman immediately following the Closing of no more than $885,000,000, plus an amount equal to any additional borrowings by Hillman since the end of its last fiscal year under its existing revolving credit facility of up to $100,000,000, (v) cash and cash equivalents held by New Hillman of at least $50,000,000 immediately after Closing, (vi) the redemption of Hillman’s outstanding debentures, trust preferred securities and notes, (vii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (the “HSR Act”), (viii) receipt of approval for listing on the Nasdaq Capital Market (“Nasdaq”) of the shares of New Hillman common stock to be issued in connection with the Merger, and (ix) that Landcadia has at least $5,000,001 of net tangible assets upon Closing.

Covenants

The Merger Agreement contains certain covenants, including, among others, providing for (i) the parties to conduct their respective businesses in the ordinary course through the Closing, (ii) Hillman Holdco to provide to Landcadia and its representatives reasonable access through the Closing to Hillman’s properties, books, records and personnel, (iii) the parties to not initiate any negotiations or enter into any agreements for certain alternative transactions, (iv) Landcadia to prepare and file a proxy / registration statement on Form S-4 and take certain other actions to obtain the requisite approval of Landcadia stockholders of certain proposals regarding the Business Combination, and (v) the parties to use reasonable best efforts to cause the expiration or termination of the applicable waiting period under the HSR Act as soon as practicable.

Other covenants provide for (i) Hillman using reasonable best efforts to obtain third-party debt financing in connection with the Business Combination and (ii) Landcadia using commercially reasonable efforts to obtain the proceeds of the PIPE Investment.

Representations and Warranties

The Merger Agreement contains customary representations and warranties by Landcadia, Merger Sub and Hillman Holdco. The representations and warranties of the respective parties to the Merger Agreement will not survive the Closing.

Termination

The Merger Agreement may be terminated under certain limited circumstances prior to the Closing, including, among others, (i) by mutual written consent of Landcadia and the Stockholder Representative, (ii) by either Landcadia or the Stockholder Representative if the Closing has not occurred on or before July 24, 2021 (the “Outside Date”), (iii) by either Landcadia or the Stockholder Representative if any Governmental Authority (as defined in the Merger Agreement) shall have issued or otherwise entered a final, nonappealable order making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger, (iv) by either Landcadia or Stockholder Representative if certain approvals of stockholders of Landcadia are not obtained, (v) by Landcadia or the Stockholder Representative if the condition requiring Landcadia to have $5,000,001 of net tangible assets upon Closing becomes incapable of being satisfied, (vi) by Landcadia if certain approvals of stockholders of Hillman Holdco are not obtained, and (vii) by Landcadia if Hillman Holdco does not deliver the Hillman Holdco Voting and Support Agreement (as defined below) within one business day after the date of the Merger Agreement.

Certain Related Agreements

Subscription Agreements

On January 24, 2021, concurrently with the execution of the Merger Agreement, the Company entered into subscription agreements (the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors have collectively subscribed for 37,500,000 shares of Landcadia Class A common stock for an aggregate purchase price equal to $375,000,000 (the “PIPE Investment”). The PIPE Investment will be consummated substantially concurrently with the Closing.

The Subscription Agreements for the PIPE Investors provide for certain registration rights. In particular, New Hillman is required to, within 30 calendar days following the Closing (the “Filing Deadline”), submit to or file with the SEC a registration statement registering the resale of such shares. Additionally, New Hillman is required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the 60th calendar day (or 90th calendar day if the SEC notifies New Hillman that it will “review” such registration statement) following the Closing. New Hillman must use commercially reasonable efforts to keep the registration statement effective until the earliest of: (i) three years from the date of effectiveness of the registration statement, (ii) the date the PIPE Investors no longer hold any subscribed shares and (iii) the first date all subscribed shares held by the PIPE Investors may be sold without restriction under Rule 144.

The Subscription Agreements will terminate with no further force and effect upon the earliest to occur of: (a) such date and time as the Merger Agreement is terminated in accordance with its terms; (b) the mutual written agreement of Hillman Holdco and the parties to such Subscription Agreement; (c) if any of the conditions to closing set forth in such Subscription Agreement are not satisfied on or prior to the Closing and, as a result thereof, the transactions contemplated by the Subscription Agreement fail to occur; and (d) July 24, 2021.

Hillman Holdco Voting and Support Agreement

On January 24, 2021, certain Hillman Holdco stockholders (the “Hillman Holdco Supporting Stockholders”) entered into a voting and support agreement with Landcadia (the “Hillman Holdco Voting and Support Agreement”). Under the Hillman Holdco Voting and Support Agreement, the Hillman Holdco Supporting Stockholders agreed that they will not transfer and will deliver a written consent with respect to their shares of Hillman Holdco capital stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, promptly following the time at which the registration statement on Form S-4 to be filed by Landcadia in connection with the Business Combination has been declared effective and delivered or otherwise made available to the Hillman Holdco stockholders.

A&R Letter Agreement

On January 24, 2021, Landcadia, each Sponsor, each member of the Board and the management team of Landcadia amended and restated in its entirety: (i) the Letter Agreement entered on October 8, 2020 in connection with Landcadia’s initial public offering and (ii) the Letter Agreement, dated January 6, 2021, from Dona Cornell to Landcadia (as so amended and restated, the “A&R Letter Agreement”). Pursuant to the A&R Letter Agreement, among other things, (i) the Sponsors agreed to forfeit their pro rata share of 2,828,000 shares of Landcadia’s Class B common stock upon the Closing, (ii) TJF Sponsor agreed to forfeit an additional 1,000,000 shares of Landcadia’s Class B common stock upon the Closing and (iii) the Sponsors and each member of Landcadia’s Board and/or management team agreed to vote in favor of the Business Combination. Further, the Sponsors and each member of Landcadia’s Board and management team agreed to certain restrictions on transfer with respect to the shares of New Hillman common stock that they will receive upon the Closing. Such restrictions end on the date that is one year after Closing, or are subject to an early price-based release if the price of the shares of New Hillman common stock equal or exceed $12.00 per share for any twenty trading days within any thirty-day trading period at least 150 days after the merger.

A&R Registration Rights Agreement

The Merger Agreement contemplates that, at the Closing, New Hillman, the Sponsors, and the Hillman Holdco Supporting Stockholders and will enter into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), pursuant to which, among other things, (i) Landcadia will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of New Hillman common stock and other equity securities of Landcadia that are held by the parties thereto from time to time, (ii) the Sponsors and the Hillman Holdco Supporting Stockholders will be granted certain registration rights, and (iii) the Hillman Holdco Supporting Stockholders will agree to certain restrictions on transfers of the shares of New Hillman common stock that they will receive upon the Closing during the lock-up period described therein.

The foregoing descriptions of the Merger Agreement, Subscription Agreements, A&R Letter Agreement, Hillman Holdco Voting and Support Agreement and the A&R Registration Rights Agreement, and the transactions and documents contemplated thereby, are not complete and are subject to and qualified in their entirety by reference to the Merger Agreement, Subscription Agreements, the A&R Letter Agreement, the Hillman Holdco Voting and Support Agreement and the A&R Registration Rights Agreement, copies of which are filed with this Current Report on Form 8-K as Exhibit 2.1, Exhibit 10.1, Exhibit 10.2, Exhibit 10.3 and Exhibit E to Exhibit 2.1 hereto, respectively, and the terms of which are incorporated by reference herein.

The Merger Agreement, Subscription Agreements, the A&R Letter Agreement, the Hillman Holdco Voting and Support Agreement and the A&R Registration Rights Agreement have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about Landcadia, Hillman or their respective affiliates. The representations, warranties, covenants and agreements contained in the Merger Agreement, the Subscription Agreements, the A&R Letter Agreement, the Hillman Holdco Voting and Support Agreement and the other documents related thereto were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, the Subscription Agreements, the A&R Letter Agreement and the Hillman Holdco Voting and Support Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement, the Subscription Agreements, the A&R Letter Agreement or the Hillman Holdco Voting and Support Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement, the Subscription Agreements, the A&R Letter Agreement or the Hillman Holdco Voting and Support Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, the Subscription Agreements, the A&R Letter Agreement or the Hillman Holdco Voting and Support Agreement, as applicable, which subsequent information may or may not be fully reflected in the public disclosures of Landcadia or Hillman Holdco.

Item 3.02 Unregistered Sales of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the PIPE Investment is incorporated by reference in this Item 3.02. The shares of Landcadia Class A common stock, par value $0.0001 per share, to be issued in connection with the PIPE Investment will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act.

Item 7.01 Regulation FD Disclosure.

On January 25, 2021, Landcadia and Hillman Holdco issued a joint press release (the “Press Release”) announcing the execution of the Merger Agreement. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated herein by reference is the investor presentation that was prepared for use by Landcadia in connection with Landcadia’s proposed transaction with Hillman Holdco, as described in this Current Report on Form 8-K. Furnished herewith as Exhibit 99.3 is the transcript of a pre-recorded joint conference call held on January 25, 2021, by Landcadia and Hillman Holdco in connection with the announcement of their entry into the Merger Agreement.

The information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Landcadia under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information contained in this Item 7.01, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3.

Additional Information and Where to Find It

Landcadia intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Landcadia’s common stock in connection with its solicitation of proxies for the vote by Landcadia’s stockholders with respect to the proposed Business Combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the Business Combination. After the registration statement is declared effective, Landcadia will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This document does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Landcadia’s stockholders, Hillman Holdco’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about Hillman Holdco, Landcadia and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of Landcadia as of a record date to be established for voting on the proposed Business Combination. Landcadia stockholders and Hillman Holdco stockholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Landcadia’s secretary at 1510 West Loop South, Houston, Texas 77027, (713) 850-1010.

Participants in Solicitation

Landcadia and its directors and executive officers may be deemed participants in the solicitation of proxies from Landcadia’s stockholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in Landcadia is contained in Landcadia’s prospectus dated October 8, 2020 relating to its initial public offering and, with respect to one director, a Current Report on Form 8-K dated January 6, 2021, each of which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov. To the extent such holdings of Landcadia’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed Business Combination when available.

Hillman Holdco and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from Landcadia’s stockholders with respect to the proposed Business Combination. Information about Hillman Holdco’s directors and executive officers is available in Hillman’s Form 10-K for the year ended December 28, 2019 and certain of its Current Reports on Form 8-K.

Forward-Looking Statements Legend

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between Hillman Holdco and Landcadia, including statements regarding the benefits of the Business Combination and the anticipated timing of the Business Combination. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed Business Combination disrupts Hillman’s current plans and operations; (ii) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of Hillman to grow and manage growth profitably and retain its key employees; (iii) costs related to the proposed Business Combination; (iv) changes in applicable laws or regulations; (v) the possibility that Landcadia or Hillman may be adversely affected by other economic, business, and/or competitive factors; (vi) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (vii) the outcome of any legal proceedings that may be instituted against Landcadia or Hillman following the announcement of the Merger Agreement; (viii) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the stockholders of Landcadia or Hillman, certain regulatory approvals or satisfy other conditions to closing in the Merger Agreement; (ix) the impact of COVID-19 on Hillman’s business and/or the ability of the parties to complete the proposed Business Combination; (x) the inability to obtain or maintain the listing of New Hillman’s shares of common stock on Nasdaq following the proposed transaction; or (xi) other risks and uncertainties indicated from time to time in the registration statement containing the proxy statement/prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in Landcadia’s or Hillman’s other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Landcadia’s prospectus dated October 8, 2020 relating to its initial public offering, the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by Landcadia from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Hillman Holdco and Landcadia assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Hillman Holdco nor Landcadia gives any assurance that either Hillman Holdco or Landcadia will achieve its expectations.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of January 24, 2021, by and among the Registrant, Helios Sun Merger Sub, Inc., HMAN Group Holdings, Inc., and CCMP Sellers’ Representative, LLC, a Delaware limited liability company in its capacity as the Stockholder Representative thereunder.

10.1	Form of Subscription Agreement, dated as of January 24, 2021, by and between the Registrant and the subscribers party thereto.

10.2	Amended and Restated Letter Agreement, dated as of January 24, 2021, by and among the Registrant, TJF, LLC, Jefferies Financial Group Inc. and the Registrant’s directors and officers.

10.3	Voting and Support Agreement, dated as of January 24, 2021, by and among the Registrant, HMAN Group Holdings, Inc., and certain stockholders of HMAN Group Holdings, Inc.

99.1	Press Release, dated as of January 25, 2021.

99.2	Investor Presentation.

99.3	Transcript for Joint Investor Call, dated as of January 25, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LANDCADIA HOLDINGS III, INC.

Date: January 25, 2021

	By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	Chief Executive Officer